KW 3/12

15048594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52908

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dinosaur Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

470 Park Avenue South, 9th Floor
(No. and Street)

New York (City) New York (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Grossman 212 448 9251
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron, LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd. (Address) Woodbury (City) New York (State) 11797 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Grossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dinosaur Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VENISHA R. FRITH
Notary Public, State of New York
No.01FR6073485
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires 4/15/18

Signature

CEO/Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DINOSAUR SECURITIES, LLC
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)

DECEMBER 31, 2014

TABLE OF CONTENTS

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
www.markspaneth.com

Manhattan
Long Island
Westchester
Cayman Islands

MARKS PANETH

ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Dinosaur Securities, L.L.C. (A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
New York, New York

We have audited the accompanying statement of financial condition of Dinosaur Securities, L.L.C. as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Dinosaur Securities, L.L.C.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Dinosaur Securities, L.L.C. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America

Marks Paneth LLP

New York, New York
February 27, 2015

DINOSAUR SECURITIES, LLC
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash	$ 725,699
Receivables from clearing firms	596,150
Certificate of deposit	454,783
Property and equipment, net	104,484
Other assets	338,037
Total assets	$ 2,219,153
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Compensation payble	$ 226,101
Accounts payable and accrued expenses	190,748
Deferred rent	295,301
Loan payable - Dinosaur Merchant Bank, Ltd.	810,827
Due to clearing firm	2,039
Total liabilities	1,525,016
Member's equity	694,137
Total liabilities and member's equity	$ 2,219,153

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Dinosaur Securities, L.L.C. (the "Company") is a Delaware limited liability company located in New York, New York, with a satellite office in Miami, Florida. The Company is a registered Introducing Broker with the Commodities Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is also a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). Operations consist primarily of the execution of securities trades for customers on an agency and riskless-principal basis. The Company clears all customer transactions on a fully disclosed basis through five independent broker dealer clearing firms and four futures commission merchants ("FCM"). The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Dinosaur Group Holdings, LLC is the parent entity and owns a 100% interest in the following related entities: The Company, Dinosaur Capital Management LLC, Dinosaur International Limited ("DI Limited") which is a Bermuda corporation, Dinosaur Merchant Bank Limited ("UK"), which is a London-based securities broker registered with the Financial Services Authority, and Atlantic Trading & Technical Services, LLC ("AT&TS").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
Certain securities transactions and related revenue and expenses are recorded on a settlement date basis, which does not vary materially from the trade date basis. Revenue from corporate finance fees are recognized when received. Revenue from administrative services is recognized when earned.

Property and equipment
Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income taxes

As a single member LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The Member of the Company reports the operations of the Company on their tax return. The Company is subject to the New York City Unincorporated Business Tax ("UBT") on taxable income.

Uncertain tax positions

The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2011.

Credit Risk concentration and cash

Cash consists of deposits accounts at a single bank. Bank deposits are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company may be exposed to credit risk for the amounts of funds held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions.

For purposes of the financial statements, the Company considers all highly liquid debt instruments with an original maturity of three months or less when acquired to be cash equivalents. The Company held no cash equivalents at December 31, 2014.

Certificate of deposit

Certificate of deposit held for investments that is not debt securities is included in the Statement of Financial Condition and has a maturity date of October 3, 2015. The certificate of deposit is held with the same bank as cash.

3. RECEIVABLES FROM CLEARING FIRMS

At December 31, 2014, the balance due from clearing firms consisted of commissions receivable in the amount of $360,222 and cash balances in the amount of $235,928.

Any Company assets on hand at the clearing brokers serve as collateral for potential defaults of the Company's customers. The Company is subject to credit risk if the clearing brokers are unable to repay balances due or deliver securities in their custody.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2014:

		Estimated Useful Life
Equipment	$ 8,828	5 years
Furniture and fixtures	117,899	7 years
	126,727	
Less: Accumulated depreciation	22,243	
	$ 104,484	

Depreciation expense was $11,773 for the year ended December 31, 2014.

5. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and office equipment under leases expiring at various dates through 2022. Total office and equipment lease expense was $748,279 for the year ended December 31, 2014.

In December 2011, the Company entered into a new office lease agreement. Rent expense under the new office lease has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $295,301 at December 31, 2014.

Future minimum lease payments as of December 31, 2014 are as follows for:

Years Ending December 31:	
2015	$ 586,261
2016	440,345
2017	436,844
2018	434,890
2019	446,846
Thereafter	1,374,203
Total	$ 3,719,389

Litigation

From time to time, the Company could be involved in litigation arising in the normal course of business. As of December 31, 2014, the Company was not aware of any asserted or potential claims against the Company that would have a materially adverse effect on the Company's financial position or results of operations.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fail to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2014, The Company earned $3,095,215 as commission income under a secondary clearing agreement with Nomura Bank and Dinosaur Merchant Bank, Ltd. ("Merchant Bank"). The Company also earned management fees from Merchant Bank in the amount of $635,000. At December 31, 2014, the Company owed $810,827 to Merchant Bank. The loan is noninterest-bearing and due on demand. The Company paid $582,500 to Atlantic Trading & Technical Services LLC for information technology services.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2014, the Company had net capital, as defined, of $248,550, which exceeded the required minimum net capital of $101,668 by $146,882. Aggregate indebtedness at December 31, 2014 totaled $1,525,016 The Company's percentage of aggregate indebtedness to net capital was 614%.

9. SUBSEQUENT EVENTS

Management has evaluated, for potential financial statement recognition and/or disclosure, events subsequent to the date of the statement of financial condition through February 27, 2015 which is the date that the financial statements were available to be issued.